Cassator Corp

Financial Statements for the years ended

December 31, 2023 and December 31, 2024



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CASSATOR CORP

Index to Financial Statements



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Cassator Corp
Lewes, Delaware

We have reviewed the accompanying financial statements of Cassator Corp (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operating history, is dependent on future capital raises and revenue generation, and favorable economic conditions to continue operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to that matter.

June 23, 2025
Glen Allen, Virginia

Balance Sheets

(US Dollars unless otherwise stated)

	As of December 31, 2024	As of December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 90,314	$ 270,852
Other current assets	13,423	–
Total current assets	**103,737**	**270,852**
NONCURRENT ASSETS:		
Intangible assets, net	351,303	212,230
Property and equipment, net	8,500	–
Total noncurrent assets	**359,803**	**212,230**
TOTAL ASSETS	**$463,540**	**$ 483,082**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 1,302	$ 13,303
Total current liabilities	**1,302**	**13,303**
NONCURRENT LIABILITIES		
Note payable	–	41,709
Total noncurrent liabilities	**–**	**41,709**
Total liabilities	**1,302**	**55,012**
STOCKHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares, 8,717,000 shares issued and outstanding, $0.00001 par value	87	87
Additional paid-in capital	205,254	205,254
Accumulated earnings	256,897	222,729
Total stockholders' equity	**462,238**	**428,070**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 463,540**	**$ 483,082**

See Independent accountant's review report. The accompanying notes on pages 7 to 12 form an integral part of these financial statements.

Statements of Operations

(US Dollars unless otherwise stated)

	Years ended December 31,	
	2024	*2023*
Revenues	**$ 910,224**	**$ 455,858**
Operating expenses:		
Research and development	499,410	80,235
Marketing expenses	207,461	40,728
Legal and professional services	76,545	–
Software and services	51,377	20,143
Depreciation and amortization expense	21,484	13,653
Travel	8,959	–
Office expenses	2,736	345
Total operating expenses	**867,972**	**155,104**
Income from operations	**42,252**	**300,754**
Other expense, net	**(5,731)**	–
Provision for income taxes	(2,353)	(13,303)
Net income	**$ 34,168**	**$ 287,451**

See Independent accountant's review report. The accompanying notes on pages 7 to 12 form an integral part of these financial statements.

Statements of Changes in Stockholders' Equity

(US Dollars unless otherwise stated)

	Common Stock		Additional paid-in capital	Accumulated (deficit) earnings	Total stockholders' equity
	Shares	*Amount*			
Balance, January 1, 2023	**8,717,000**	**$ 87**	**$ 205,254**	**$ (64,722)**	**$ 140,619**
Net income	–	–	–	287,451	287,451
Balance, December 31, 2023	**8,717,000**	**87**	**205,254**	**222,729**	**428,070**
Net income	–	–	–	34,168	34,168
Balance, December 31, 2024	**8,717,000**	**$ 87**	**$ 205,254**	**$ 256,897**	**$ 462,238**

See Independent accountant's review report. The accompanying notes on pages 7 to 12 form an integral part of these financial statements.

Statements of Cash Flows

(US Dollars unless otherwise stated)

	Years ended December 31,	
	2024	*2023*
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$ 34,168**	**$ 287,451**
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization expense	21,484	13,652
Changes in operating assets and liabilities:		
Accrued expenses	(12,000)	13,303
Other current assets	(13,423)	–
Net cash provided by operating activities	**30,229**	**314,406**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capitalized software development costs	(159,058)	(43,899)
Purchases of property and equipment	(10,000)	–
Net cash used in investing activities	**(169,058)**	**(43,899)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(41,709)	–
Net cash used in financing activities	**(41,709)**	
Net (decrease)/increase in cash and cash equivalents	**(180,538)**	**270,507**
Cash and cash equivalents, beginning	270,852	345
Cash and cash equivalents, ending	**$ 90,314**	**$ 270,852**
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	**$ (13,303)**	**$ –**

See Independent accountant's review report. The accompanying notes on pages 7 to 12 form an integral part of these financial statements.

(US Dollars unless otherwise stated)

1. Description of Business

Cassator Corp (the "Company") was incorporated in Lewes, the State of Delaware on December 9, 2019 under the Delaware General Corporation Law. The Company is a technology-driven company focused on developing a decentralized social ecosystem. The Company leverages blockchain technology to offer a secure and innovative social networking experience such as social media functionalities, enabling users to monetize content, engage in peer-to-peer communication, and access decentralized financial services. Built on the Stellar Distributed Ledger Technology (DLT), the platform prioritizes privacy, transparency, and financial inclusivity, catering to both individual users and businesses globally. The Company's primary activities include providing social media platform with supporting tokenized rewards through its SSLX utility token. Cassator Corp. is committed to fostering user-generated content monetization and integrating advanced blockchain solutions to revolutionize the social media platforms landscape. The Company did not generate any revenues before 2023.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Common Stock

Under the Articles of incorporation, the total number of common shares of stock that the Company shall have authority to issue is 10,000,000 (ten million), 0.00001 par value per shares. As of December 31, 2024 and December 31, 2023, 8,717,000 (eight million seven hundred seventeen thousand) shares have been issued and are outstanding.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or

(US Dollars unless otherwise stated)

otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has an accumulated profit as of December 31, 2024, of $256,897 and $222,729 as of December 31,2024 and 2023, respectively, as well as expects to incur future additional profits. The Company has cash and cash equivalents available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash and cash equivalents

Cash and cash equivalents consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. As of December 31, 2024 and 2023, The Company held cash equivalents of $83,506 and $270,852, respectively, represented by cryptocurrency stablecoin pegged to the United States dollar. The Company held cash of $6,808 in its bank account at December 31, 2024. The Company considers its balances in stablecoins which are readily convertible to known amounts of cash and represent insignificant risk of changes in their value. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Property and Equipment

Property and equipment is comprised of office equipment and is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Depreciation expense totalled $1,500 and $0 for 2024 and 2023, respectively.

Intangible Assets

The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The internally developed software is amortized over a 15-year useful life.

Fair Value of Financial Instruments

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques

Notes to the Financial Statements

(US Dollars unless otherwise stated)

used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash and cash equivalents are reflected at carrying value, which approximates their fair values due to their nature and immediate availability.

Note Payable

In November 2021, the Company entered into a Unsecured loan agreement to draw up to a facility amount of $41,709. In accordance with the agreement, $41,709 was drawn on the date of signing the agreement. The loan was to be repaid over a period of 36 months from the date of draw, with no interest. In November 2024, the loan obligations were closed.

Revenue recognition

The Company generates its revenues from sale of its cryptocurrencies to customers. The Company may also generate its revenues from subscription-based arrangements that allow customers to access its on-demand application service. Subscription fees vary depending on the optional features selected by customers. SaaS arrangements are generally month-to-month or annual, with fixed-fees.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its arrangements:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,
- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

The services provided by the Company for the subscription-based arrangements are considered stand-ready performance obligations where customers benefit from the services evenly throughout the service period. Revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement

(US Dollars unless otherwise stated)

beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months.

In 2024 and 2023, the Company recognized $910,224 and $455,858, respectively, from sales of its cryptocurrency.

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include employee benefits, and compensation for technology developers as well as fees paid to outside consultants. Costs incurred in the preliminary stages of development are expensed as incurred.

Operating Expenses

Operating expenses principally consist of marketing expenses associated with promoting and selling the Company's services and general and administrative functions of the business. These expenses include the costs of salaries, bonuses, travel, legal and accounting services, facilities including advertising and others. Marketing expenses are expensed as incurred and totalled $207,461 for 2024 and $40,728 for 2023.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Stockholders' Equity Footnote – Shareholder Rights and Privileges

There are no preferred shares issued, and all shareholders hold common stock with standard rights as defined by applicable corporate law. No special voting rights or liquidation preferences apply.

However, the following contractual restrictions and obligations apply (or have historically applied) to certain shareholders:

Market Stand-Off Provision

All shareholders are subject to a market stand-off provision pursuant to their stock purchase agreements. In the event of a public offering, shareholders agree not to sell or otherwise transfer their shares during the 180-day period following the effective date of the Company's first firm commitment underwritten public offering of its common Stock (or a longer period as requested by the underwriters).

(US Dollars unless otherwise stated)

There are no specific provisions in the Company's bylaws altering share circulation rules or shareholder rights.

3. Commitment and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

4. Intangible assets, net

As of December 31, 2024 and 2023, the Company's intangible assets were represented by capitalized software development costs:

	As of December 31, 2024	*As of December 31, 2023*
Capitalized software	$385,957	$226,900
Less accumulated amortization	(34,654)	(14,670)
Intangible assets, net	**$351,303**	**$212,230**

Amortization expense for the years ended December 31, 2024 and 2023, was 19,984 and 13,652, respectively. Amortization is expected to be $25,730 for 2025 through 2029 and $222,653, thereafter.

5. Income taxes

Provision for income taxes for the years ended December 31, 2024 and 2023, consisted of the following:

	2024	*2023*
Current tax provision:		
Federal	$2,353	$13,303
Foreign	–	–
State and local	–	–
Total current tax provision	**2,353**	**13,303**
Deferred tax provision:		
Federal	–	–
Foreign	–	–
State and local	–	–
Total deferred tax provision	**–**	**–**
Provision for income taxes	**$2,353**	**$13,303**

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the statements of operations. Accrued interest and penalties are included within the accrued expenses line in the balance sheets. Accrued interest and penalties totalling $1,113 and $671 have been recorded as of December 31, 2024 and 2023, respectively.

The difference between the provision for income taxes and the income tax determined by applying the

(US Dollars unless otherwise stated)

statutory federal income tax rate of 21% was due primarily to losses generated in the U.S.

6. Subsequent Events

The Company evaluated subsequent events from December 31, 2024, the date of these financial statements, through June 23, 2025, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2024. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except for the following:

- In 2025, the Company expanded its blockchain infrastructure by doubling the number of Stellar validation nodes, further solidifying the platform's reliability and scalability.
- In 2025, the Company also continued preparations for equity crowdfunding on the Wefunder platform, aimed at raising capital to accelerate growth and product development.
- In 2025, the Company acquired a subsidiary based in Bulgaria.